Exhibit 21
Mariner Energy, Inc.
Subsidiaries

State or Other
Jurisdiction of
	Incorporation or	Name under which
Exact Name of Subsidiary	Organization	Subsidiary does Business
Mariner Energy Resources, Inc.	Delaware	Mariner Energy Resources, Inc.
Mariner Gulf of Mexico LLC	Delaware	Mariner Gulf of Mexico LLC
Edge Petroleum Exploration Company	Delaware	Edge Petroleum Exploration Company
Miller Exploration Company	Delaware	Miller Exploration Company